Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD TO ISSUE C$350 MILLION OF MEDIUM TERM NOTES

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, January 30, 2013 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today that it has agreed to issue C$350 million aggregate principal amount of medium term notes (“notes”), including C$175 million principal amount of a re-opening of notes with a March 2023 maturity (the “March 2023 Notes”) and C$175 million principal amount of a re-opening of notes with an April 2019 maturity (the “April 2019 Notes”).

The original issuance of the March 2023 Notes was completed in September 2012. The additional March 2023 Notes will have the same coupon of 4.54%, as well as the same terms and conditions as the company’s notes issued in September 2012, but will be issued at a price of C$102.307 plus accrued interest, with an effective yield of 4.257% if held to maturity.  An aggregate of C$600 million of March 2023 Notes will be outstanding after giving effect to this offering.

The original issuance of the April 2019 Notes was completed in April 2012. The additional April 2019 Notes will have the same coupon of 3.95%, as well as the same terms and conditions as the company’s notes issued in April 2012, but will be issued at a price of C$102.247 plus accrued interest, with an effective yield of 3.541% if held to maturity. An aggregate of C$600 million of April 2019 Notes will be outstanding after giving effect to this offering.

The company intends to use the net proceeds of the issue to redeem all of its outstanding 8.95% notes that mature on June 2, 2014, to refinance indebtedness that will mature in October 2013 and for general corporate purposes.

The notes are being offered through a syndicate of agents led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets.

Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

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For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Forward-Looking Statements:

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will” and "intends" and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the offering and the use of proceeds from the offering described in this news release.  Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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